
August 24, 2020

Brian Bonar
Chief Executive Officer
Dalrada Financial Corporation
600 La Terraza Blvd.
Escondido, CA 92025

> **Re: Dalrada Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 19, 2020**
> **File No. 333-241742**

Dear Mr. Bonar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1/A filed August 19, 2020

Cover Page

1.   We note your response to our prior comment 1. Because you are not eligible to conduct an at-the-market offering under Rule 415(a)(4), the shares that you are selling in your Direct Offering are required to be sold at a fixed price for the duration of the offering. Please revise your offering statement to reflect that you are selling the shares in your Direct Offering at a fixed price for the duration of the offering.

General

2.   Please update your financial statements to include the year ended June 30, 2020. See Rule 8-08 of Regulation S-X.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Fletcher Robbe, Esq.